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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 12b-25

                           NOTIFICATION OF LATE FILING
[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-QSB [ ] Form N-SAR

For Period Ended:    August 31, 2000
                     --------------------


                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

AMEICAN GROUP, INC.
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Full Name of Registrant


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Former Name if Applicable

10570 Hagen Ranch Road
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Address of Principal Executive Office (STREET AND NUMBER)

Boynton Beach, Fl 33437
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City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X     (a)      The reasons described in reasonable detail in Part III of this
 ---             form could not be eliminated without unreasonable effort or expense;

  X     (b)      The subject annual report, semi-annual report, transition
 ---             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)      The accountant's statement or other  exhibit  required  by Rule
 ---             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The issuer requires additional time to complete its financial statements.



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Robert I. Claire             561                 391-5555
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). _X_ Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? x Yes - - No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


                          AMERICAN GROUP, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 13, 2000               By /s/ Robert I. Claire
                                       ----------------------------------------
                                            Robert I. Claire
                                            President






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AMERICAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   For the three For the three
                                                   months ended months ended
                                                   August 31,        August 31,
                                                   2000              1999
                                                   -------------- -------------
                                                   (Unaudited)      (Unaudited)

Revenue                                             $   862,851     $   572,141
Cost of sales                                           907,651         578,401
                                                    -----------     -----------
Gross profit                                            (44,800)         (6,260)
Selling, general and administrative expenses            989,745         130,929
                                                    -----------     -----------
Operating loss                                       (1,034,545)       (137,189)
                                                    -----------     -----------
Other income (expenses):
Interest expense                                       (148,345)        (29,032)
Interest income                                             509          12,544
Other income                                                  4
                                                    -----------     -----------
                                                       (147,836)        (16,484)
                                                    -----------     -----------
Net loss                                            ($1,182,381)    ($  153,673)
                                                    ===========     ===========
Net loss per share, basic and fully diluted         ($     1.21)    ($     0.17)
                                                    ===========     ===========
Weighted average shares outstanding                     978,827         911,135
                                                    ===========     ===========


Revenues for the three months ended August 31, 2000 were $862,851 compared to $572,141 for the three months ended August 31, 1999. The increase in sales can be attributed to the inclusion of three full months of sales for Torland which was acquired on August 15, 1999 and an increase in sales at LPS. Gross profit
(loss) margins as a percentage of revenues for the three months ended August 31, 2000 and 1999 were (5.2%) and (1.1%), respectively. The decrease in the gross profit margin can be attributed to increased labor and material costs as a percentage of sales. The Company's current facility is not adequate to handle the volume of business currently in place. Due to the Company's poor cash flow during the three months ended August 31, 2000, the Company was unable to avail itself of any purchasing discounts that would have otherwise been available had the Company been able to make commitments to purchase products at greater amounts. The Company estimates that the price of material is 20% higher than the price that could be obtained if the Company were able to take advantage of volume price concessions. The Company is currently relocating to Homestead, FL where it is expected to reverse the negative gross profit trend. Operating expenses for the three months ended August 31, 2000 and 1999 were $989,745 and $130,929, respectively, consisting of selling, general and administrative expenses. For the three months ended August 31, 2000 operating expenses include a payment-in-kind of preferred stock of the Company valued at the stated value of $800 per share which amounted to approximately $600,344. The net losses for the three months ended August 31, 2000 and 1999 were $1,182,381 and $153,673, respectively. The decrease is due to the deterioration of the Company's gross profit margin during the first quarter of fiscal year 2001, the payment-in-kind of preferred stock of the Company valued at the stated value of $800 per share which amounted to approximately $600,344 and the issuance of 300,000 share of the Company's common stock, valued at $56,550 (market value), in exchange for the retirement of certain warrants issued in connection with convertible debt and the extension for payment of this debt.